Exhibit 1

Termination of Nominee Agreement

Between

European High-Tech Capital S.A. - the “Principal”

And

Starlight Capital Ltd - the “Nominee”

1.	The Principal is a company incorporated under the laws of the Island of Nevis as company number C-14931.

2.	The Nominee is a company incorporated under the laws of the U.K. as company number 4201349.

3.	Both companies, the Principal and the Nominee – hereinafter “the Two Companies” – are represented by Attorney Joseph Shefet of Vienna, Austria, who serve as the Sole Director in the Two Companies.

4.	It is hereby agreed, to terminate – as of today – the Nominee agreement between the Two Companies.

5.	As a result of the termination, the only asset held by the Nominee for the Principal – a Share Certificate of Cyneron Medical Ltd. – will be transferred from the Nominee to the Principal.

Signed today, December 22, 2008 by

/s/ Joseph Shefet

Attorney Joseph Shefet
On behalf of the two Companies